Exhibit 99.5

YERBAÉ BRANDS CORP.
(the “Company” or “Yerbaé”)

SUMMARY OF DESCRIPTION OF BUSINESS

General

Yerbaé develops plant-based energy drinks that contain no added sugar or artificial ingredients. Yerbaé was founded by Todd and Karrie Gibson in 2016 to create plant-based energy drinks containing Yerba Mate, a South American herb and a natural source of caffeine. Yerbaé’s first beverage was launched in the first quarter of 2017.

Yerbaé is engaged in the development, marketing, sale, and distribution of plant-based energy beverages that do not contain calories, carbohydrates, or sugar. Yerbaé’s line of beverages are blended with non-GMO plant-based ingredients and offer the benefits of Yerba Mate and White Tea, sustainably sourced from Brazil and other growing regions in South America.

Yerbaé beverages are created to provide products targeted at consumers seeking healthier beverages as an alternative to existing energy drinks and focused on health, wellness, and fitness. The products are formulated to provide a more refreshing taste than coffee, with additional benefits to existing sodas and sparkling waters, along with healthier ingredients than traditional energy drinks. Yerbaé’s products complement a variety of healthy lifestyles, such as non-GMO, Keto, Vegan, Kosher, Paleo and gluten-free diets.

Reverse Recapitalization with Kona Bay Technologies

The Transaction

On May 19, 2022, Kona Bay Technologies Inc. (renamed to “Yerbaé Brands Corp.” following closing) (“Kona Bay”) entered into an arrangement agreement and plan of merger dated May 19, 2022 (the “Arrangement Agreement”) with Yerbae Brands Co. (“Yerbaé USA”), Kona Bay Technologies (Delaware) Inc. (“Merger Sub”), a company incorporated under the DGCL for the purposes of the transaction, FinCo, a company incorporated under the BCBCA for the purposes of the transaction, and Todd Gibson and Karrie Gibson, pursuant to which Kona Bay proposed to acquire all of the issued and outstanding securities of Yerbaé USA from the securityholders of Yerbaé USA prior to the closing (collectively, the “Original Yerbaé Securityholders”) (the “Transaction”). The Transaction was subject to the approval of the TSX Venture Exchange (“TSXV”) and constituted a reverse recapitalization of Kona Bay by Yerbaé USA as defined in TSXV Policy 5.2 – Change of Business and Reverse Takeovers. The TSXV deemed the transaction a non-arm’s length transaction and, in connection with the announcement of the transaction, trading in the common shares of Yerbae (the “Common Shares”) were halted on May 20, 2022 and remained halted until the closing of the transaction.

Arrangement Agreement

Pursuant to the terms of the Arrangement Agreement, Kona Bay proposed to acquire all of the issued and outstanding securities of Yerbaé USA from the Original Yerbaé Securityholders in exchange for the right to receive Common Shares at an exchange ratio of one post-consolidation Common Share for each one share of common stock (each, an “Yerbaé USA Share”) of Yerbaé USA prior to the closing. Accordingly, the Transaction was to be completed by way of a reverse triangular merger conducted pursuant to: (i) the provisions of DGCL in which Merger Sub, a newly incorporated wholly-owned subsidiary of Kona Bay incorporated for the purpose of the Transaction, was to merge with and into Yerbaé USA; and (ii) the arrangement under Part 9, Division 5 of the BCBCA as approved by the Supreme Court of British Columbia in the final order, which also resulted in the Amalgamation (as defined herein).

The Closing of the Transaction

The Transaction was completed by way of a reverse triangular merger on February 8, 2023, conducted pursuant to (i) the provisions of the DGCL in which Merger Sub merged with and into Yerbaé US, and (ii) a plan of arrangement conducted pursuant to the provisions of the BCBCA, which also resulted in the amalgamation of the Company (formerly, Kona Bay Technologies Inc.) with FinCo (the “Amalgamation”).

Corporate Structure

As of the date of the filing, the Company has the following wholly-owned subsidiaries:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Ownership Percentage	Direct or Indirect Ownership
Yerbaé Brands Co.	February 8, 2023	Delaware	100%	Direct
Yerbaé LLC[1]	February 8, 2023	Delaware	100%	Indirect

1 Yerbae LLC is a wholly owned subsidiary of Yerbae Brands Co.

Principal Products and Services

Yerbaé offers two primary beverage lines with a total of fourteen flavors. Yerbaé’s two primary product lines are the 12oz Plant-Based Energy Seltzer Water and 16oz Plant-Based Energy Drink.

12 oz Energy Seltzer Water

Yerbaé’s unsweetened Energy Seltzer Water line is served in a 12 oz can with zero sugar and zero calories. The beverage offers a lighter flavor than the 16 oz Energy Drink line and contains 100 mg of caffeine.

16 oz Energy Drink

Yerbaé’s zero calorie 16oz Energy Drink line was introduced to the market in 2020 to provide consumers with a greater energy boost. The flavor is more full-bodied than the 12oz Energy Seltzer Water and uses non-GMO Stevia as the sweetener.

Products are generally packaged and sold in 12 and 15 can packs for all its flavors as well as variety packs which include an assortment of three flavors. The Company’s website also offers a subscription service.

Yerbaé is consistently optimizing its portfolio and innovating new flavors to continuously deliver a new and fresh flavor profile for the ever-changing taste buds of consumers. Yerbaé also intends to continue to build sales and distribution throughout the United States through its distribution channels and increasing consumer brand awareness through its marketing efforts.

The Market

Yerbaé competes in a large and fast-growing market that is driven by an increased demand for energy drinks with a diverse nutritional profile and an increased adoption of healthy lifestyles since the COVID-19 pandemic. The U.S. energy-drink industry is estimated to be a US $15 billion industry, and it represents the fastest growing category within the non-alcoholic beverage space, rapidly gaining share from soft drinks and juices. The U.S. energy drink industry is estimated to reach US $21 billion in sales by 2026, reflecting a 7% CAGR (see table below).

LARGE ADDRESSABLE MARKET & FASTEST GROWING NON-ALCOHOLIC BEVERAGE CATEGORY

MARKET GROWTH
United States Energy Drink Market[1]
$21B[1]
Global Energy Drink Market[2]
$86B[2]
Global Functional Beverage Market[3]
$217B[3]
Yerbaé
MARKET SIZE
$21B
US energy drink market expected to grow at 7% CAGR to $21 billion by 2026

1 According to Research and Markets, the US energy drink market is expected to grow at a CAGR of 7% from 2022-2026, ultimately surpassing 21 billion.
2 According to Allied Market Research, the global energy market is expected to grow at a 7.2% CAGR from 2021 to 2026, ultimately surpassing $86 billion.
3 According to Fior Markets, the global functional beverage market is expected to grow at a 7.1% CAGR from 2021-2028, ultimately surpassing $217 billion.

15

The Market Opportunity

Many consumers are looking for functional beverages with cleaner ingredients and zero sugar, and Yerbaé believes it is uniquely positioned to be a significant player in this large addressable market and fastest growing non-alcoholic beverage category.

SUGAR-SWEETENED BEVERAGES HAVE BECOME THE #1 SOURCE OF ADDED SUGAR CONSUMPTION IN AMERICA

& CONSUMERS ARE LOOKING FOR **ZERO SUGAR** IN THEIR BEVERAGES.

96 Million Americans are diabetic/pre-diabetic
(MORE THAN 1 IN 3)!
SODA
ONE 20-OUNCE CAN OF REGULAR SODA contains about
20 TEASPOONS of added sugars
THE SUGAR PROBLEM IS REAL!
BEVERAGES
24%
19%
19%
4%
7%
7%
9%
11%
Sugar Sweetened Beverages
Desserts & Sweet Snacks
Coffee & Tea
Candy & Sugars
Breakfast Cereals & Bars
Sandwiches
Higher Fat Milk & Yogurt
Other Sources
SUGAR-SWEETENED DRINKS CONTRIBUTE TO OBESITY, DIABETES, AND OVERALL BODY INFLAMMATION.
SUGAR-SWEETENED BEVERAGES ARE THE #1 SOURCE OF ADDED SUGAR CONSUMPTION IN AMERICA
SODA
20 oz soda
20 tsp OF SUGAR in a 20oz soda
64 pounds per year
VS
The AHA recommends limiting daily sugar intake to no more than 6tsp for women and 9tsp for men
WOMEN
6 tsp PER DAY
MAXIMUM ANNUAL CONSUMPTION 19lbs for Women
MEN
9 tsp PER DAY
MAXIMUM ANNUAL CONSUMPTION 29lbs for men
ZERO
Yerbaé

https://www.dietaryguidelines.gov/sites/default/files/2020-12/Dietary_Guidelines_for_Americans_2020-2025.pdf#page=31

Strategy

Yerbaé is a naturally caffeinated beverage that is clean, simple, and delicious and gives the body energy from its plant-based functional ingredients. Yerbaé has successfully sold over 31 million cans of product.

Every part of Yerbaé was created to fit today’s modern diets and serve wellness forward consumers.

Yerbaé®

Yerbaé
ZERO
NATURALLY CAFFEINATED
ENERGY
WATERMELON
STRAWBERRY

FOUNDED ON WELLNESS

The goal was simple - design an energy beverage that didn't compromise on function or taste, but also had a clean ingredient panel so you could feel great about what you are drinking

ANCHORED IN POSITIVITY

Yerbaé® is a brand that not only energizes your body and mind but inspires you to do the same for the people around you. Positivity, inclusiveness and generosity are all core to our brand values.

…Rooted in Five Key Pillars

01 Plant-Based Energy

02 Zero Added Sugars
Zero Artificial Sweeteners

04 Sustainability
Zero Single-use Plastic Bottles

05 Simple. Clean. Delicious

Yerbaé’s products were formulated with five key pillars in mind:

1.	Plant Power – Utilizes the power of plants as the source of energy.
2.	Anti-Inflammation – Created with zero sugar, calories, and carbohydrates or other inflammatory ingredients.
3.	Diet Friendly – Gluten-free, non-GMO, Keto, Paleo, Vegan, Kosher, & diabetic friendly.
4.	Sustainability – Zero Single-use plastic bottles.
5.	Simple-Clean-Delicious.

To support those 5 key pillars, Yerbaé has undertaken significant marketing efforts aimed at building brand awareness, including digital, social media, sponsorships, TV, and podcasts. Yerbaé also undertakes various promotions at the retail level such as display activity, coupons and other in-store incentives and sampling.

The energy drink market is expected to experience significant growth through 2031, as reported by Research and Markets in 2022. The North American market is currently dominated by two legacy brands that share about 82% of the market, as reported by Information Resources, Inc in 2021. However, emerging brands like Yerbaé have started to erode that market share lead with new products aimed at solving the industry’s biggest problem: its ingredients list.

Yerbaé’s consumers are estimated to be 56% male and 44% female with the average age range of 24 to 45 years of age. Yerbaé’s consumers are engaged in active lifestyles and are looking for healthier energy drink alternatives for their mind and body.

Distribution Channels

Since the initial product launch in 2017, Yerbaé has sold over 31 million cans of Yerbaé. Yerbaé’s line of products are currently available in over 14,000 retail locations in the US marketplace. Yerbaé sells across many retail segments that include wholesale club stores, convenience stores, drug stores, grocery stores, natural food stores, mass merchants, food services, and direct to consumer, as well as health clubs, gyms, Yoga Studios, and quick serve restaurants.

Yerbaé uses four main distribution channels to deliver its products to retailers and consumers in the United States:

1.	Broadline Distribution – This distribution channel consists of wholesaler distributors who purchase product from the Company, which they store at their warehouse distribution centers, for resale and delivery to retailers of the products or to their retailer warehouses for re-distribution to their retail stores. The relationship with these wholesaler distributors is a cost plus model, whereby the Company sells the product to the wholesaler distributor at agreed prices, the wholesaler distributor takes possession of the product and then the wholesaler distributor marks up the prices of the product and re-sells the products to the retailers. If the wholesaler distributors become dissatisfied with the product, the Company loses future opportunities with the retailers who purchase products through this distribution channel. The benefits of this distribution channel include that the wholesaler distributors have an extensive distribution network and provide access to national and other retailers that Yerbaé may not otherwise have access to. This gives Yerbaé the ability to compete with companies like Celsius, Guyaki, Monster, Red Bull, Rock Star, and other national brands.

2.	DSD (Direct Store Delivery) – This distribution channel is comprised of local distributors who service nationally recognized brands or other independent distribution networks and market and sell the Company’s products on Yerbaé’s behalf. Once the local distributor sells the products, the Company then ships the products directly to the retailer’s store rather than a distribution center. Similar to the broadline distribution channel, the relationship with these distributors is a cost plus model, whereby the Company sells the product to the distributor at agreed prices and then the distributor marks up the prices of the product and re-sells the products to the retailers. The distributor and the Company work together to build a local distribution and execution plan for the delivery of the products to the retailers. The benefits from this distribution channel is that it allows Yerbaé to have access to the distributor’s relationships with retailers and that access, in turn, allows the Company to market its products in competition with the big national brands such as Celsius, Guyaki, Monster, Red Bull, Rock Star, and other national brands. In addition, it allows the Company to have access to the distributor’s sales and merchandising teams, which could lead to elevating the brands presence in the local market place. The risks from this channel are that the Company may not attract enough new consumers within a local marketplace to justify the shelf placement that the distributor has secured with the local retailers. If the Company cannot gain the desired attention of the distributors’ sales and merchandising teams, this may result in disproportionally low service levels and may result in slower than expected sales.

3.	Direct Distribution – Yerbaé sells its products directly to the retailer and then ships them to retailer owned warehouses for store distribution and merchandising. The Company will work with national retailers, like the largest club store chain, that have a high desire to work directly with the Company instead of through a distribution partner. In these cases, the retailer will order directly from the Company and the Company will deliver the product directly to these retailers or their warehouses. These relationships may also involve marketing activities and sales representation at the retailer’s locations. The advantage of this distribution channel is that it leads to the highest gross margins for the Company. The disadvantage of this distribution channel is that the Company has to be highly sensitive to and responsive to the retailer’s needs and, if the product is not generating enough sales for the retailer, then the retailer may discontinue sales of the product.

4.	Direct to Consumer (D2C) – Yerbaé sells directly to consumers through e-commerce platforms such as Amazon and the Company’s own website. The Company lists its products for sale on the Company’s website and other affiliated websites such as Amazon.com, Walmart.com and others. The advantage of this distribution channel is that the Company can sell directly to the consumer without a distributor or another retail party in-between the Company and the consumer. Other advantages include that the Company maintains the opportunity to communicate directly to the consumer through email or other forms of communication. The disadvantage of this distribution channel is that the consumer can request a refund if they receive damaged products, late deliveries or are dissatisfied with the products. The Company experiences less than 0.5% of all sales in the form of refunds.

Manufacturing

Yerbae engages with third-party bottling service providers. Through these relationships, Yerbae provides the concentrate, blending and batching instructions as well as quality guidance, carbonation requirement and settlement times for the bottling process. The bottling service providers extend various services and 30-day payment terms for all finished goods. Yerbaé has not formalized any partnerships or arrangements in connection with these services.

Competitive Conditions

The functional energy drink industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors, product positioning as well as promotion and marketing strategies. Yerbaé’s products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources and name recognition than Yerbaé does.

Important factors affecting Yerbaé’s ability to compete successfully include the efficacy, taste and flavor of Yerbaé’s products, trade and customer promotions, rapid and effective development of new, unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. The success of Yerbaé’s social media and other general marketing endeavors may impact Yerbaé’s business, financial condition, and results of operation. Yerbaé’s products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as The Coca Cola Company, Dr. Pepper Snapple Group, PepsiCo, Inc., Nestle, Waters North America, Inc., Monster Energy and Red Bull. Yerbaé also competes with companies that are smaller or primarily local in operation. Yerbaé’s products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses. New competitors continue to emerge, some of which target specific markets as well as the health and wellness space. This may require additional marketing expenditures on Yerbaé’s part to remain competitive.

Information about Raw Materials

The primary raw materials and ingredients used to make our beverages are sourced both from domestic and international suppliers like Argentina and Brazil. The principal raw materials used in the manufacturing of our products are water, flavors, Yerba mate, White Tea, caffeine & Stevia, as well as, aluminum cans, sleek aluminum cans, and cardboard boxes for packaging. Our functional energy beverages are bottled by established third-party beverage co-packers strategically located across the United States. This allows us to efficiently produce and distribute our products.

Major Customers

Our revenues are highly dependent on a limited number of customers and the loss of any one of our major customers could materially and adversely affect our growth and revenues. During the fiscal years ended December 31, 2023 and 2022, our five largest customers contributed 95% and 80% of our revenues, respectively.

Proprietary Protection

Yerbaé owns domestic trademarks and other proprietary rights that are important to Yerbaé’s business, including Yerbaé’s main trademark. Yerbaé® LOGO is a registered trademark of Yerbaé in the United States. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. All of Yerbaé’s material trademarks are registered with the U.S. Patent and Trademark Office.

Yerbaé’s trademarks are as follows:

Trademark	Country	Date of Registration	Register	Registration Number
	United States	February 13, 2018	Supplemental Register	5,403,553
	United States	November 7, 2017	Principal Register	5,328,481
	United States	December 20, 2019	Principal Register	7,286,651

Pursuant to a trademark license agreement dated May 4, 2017 between the Non-GMO Project and Yerbaé LLC as the licensee, the Non-GMO Project has granted to Yerbaé LLC a non-exclusive, non-transferable, non-assignable, revocable license in the United States and Canada in and to certain of trademarks owned by the Non-GMO Project for use on or in relation to the products of Yerbaé LLC.

Business Cycles

Yerbaé’s business is not cyclical. Accordingly, the U.S. market, the sole market in which Yerbaé operates, generally does not see the same type of seasonal sales trend as other jurisdictions in North America. Yerbaé produces and sells energy drinks throughout the entire year.

Environmental Protection

As of the date of this filing, there are no financial and/or operational impacts in relation to environmental protection requirements on the capital expenditures, earnings and competitive position of Yerbaé.

Employees

As of the date of this filing, Yerbaé employs approximately 11 employees, all of which are full time, with the majority at its corporate headquarters in Scottsdale, Arizona.